 Exhibit 99.2

YY Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

________

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 28, 2016

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of YY Inc. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 28, 2016 at 2:00 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof for the following purposes:

1.	As an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

2.	As special business, to consider and, if thought fit, passing, with or without modifications, the following resolutions as special resolutions of the Company:

2(A) IT IS RESOLVED, as a special resolution:

THAT the Company’s existing Article 10(d)(iii) of the articles of association of the Company be deleted in its entirety and replaced in substitution therefor with the following:

”Upon any sale, transfer, assignment or disposition of Class B Common Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Common Shares shall be automatically and immediately converted into an equal number of Class A Common Shares; provided that, except as set forth in Article 10(d)(iv) below, a change in the beneficial ownership of Class B Common Shares from a holder of Class B Common Shares to an Affiliate of such holder shall not cause a conversion under this Article 10(d)(iii). In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B Common Shares (other than the Founders or the Founders’ Affiliates) changes, each such Class B Common Share shall be automatically and immediately converted into one Class A Common Share. For the avoidance of doubt, (a) the transfer, assignment or disposition of Class B Common Shares by a holder thereof to any of the following shall be exempt from, and not trigger, the automatic conversion contemplated under this Article 10(d)(iii): (i) a Founder or a Founder’s Affiliate or (ii) to a limited partner or a shareholder of such holder; and (b) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Common Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically converted into the same number of Class A Common Shares.”

2(B) THAT any director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

3.	To transact any such other business that may properly come before the meeting.

The board of directors of the Company has fixed the close of business on October 19, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s Class A or Class B common shares, par value US$0.00001 per share (collectively, the “Common Shares”), at the close of business on the Record Date, are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s ADSswho wish to exercise their voting rights for the underlying Common Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s Common Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://investors.yy.com/, or by contacting YY Inc. at ir@yy.com, or by writing to YY Inc. at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, The People’s Republic of China, telephone: +86 (20) 8212-0000.

By Order of the Board of Directors,

/s/ David Xueling Li
David Xueling Li
Chairman of the Board of Directors

Guangzhou, October 20, 2016